SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of February, 2006

                        PRUDENTIAL PUBLIC LIMITED COMPANY

                 (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: Director/PDMR Shareholding



NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).


(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.


Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

Prudential plc


2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

Robert Rowley - iii
Paul Gratton, Peter Maynard - i


3. Name of person discharging managerial responsibilities/director

Robert Rowley, Paul Gratton, Peter Maynard


 4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Judith Rowley - wife of Robert Rowley
Bryony Maynard - wife of Peter Maynard


5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of persons referred to in section 3& 4


6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of 5p each in Prudential plc
Ordinary shares of 50p each in Egg plc


7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Robert Rowley & Judith Rowley - shares held in a Nominee Account with BBHISL Nominees Limited

Paul Gratton

Peter Maynard - (shares held in own name) & Bryony Maynard (shares held in own name)


8 State the nature of the transaction

Robert Rowley - 210 Prudential plc shares acquired on acceptance of Offer by Prudential plc for 940 shares in Egg plc. (105 Prudential plc shares on 470 Egg shares held by Robert Rowley and 105 Prudential plc shares on 470 Egg shares held by Judith Rowley. Egg shareholders are entitled to receive 0.2237 new Prudential shares for every 1 Egg share held)

Paul Gratton - 737 Prudential plc shares acquired on acceptance of Offer by Prudential plc for 3,298 shares in Egg plc

Peter Maynard - 315 Prudential plc shares acquired on acceptance of Offer by Prudential plc for 1,410 shares in Egg plc. (210 Prudential plc shares on 940 Egg shares held by Peter Maynard and 105 Prudential plc shares on 470 Egg shares held by Bryony Maynard. Egg shareholders are entitled to receive 0.2237 new Prudential shares for every 1 Egg share held)


9. Number of shares, debentures or financial instruments relating to shares acquired

Robert Rowley - 210 ordinary shares of Prudential plc
Paul Gratton - 737 ordinary shares of Prudential plc
Peter Maynard -315 ordinary shares of Prudential plc


10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)


Robert Rowley - less than 0.000009%
Paul Gratton - less than 0.00004%
Peter Maynard- less than 0.00002%


11. Number of shares, debentures or financial instruments relating to shares disposed

Robert Rowley - 940 ordinary shares of Egg plc
Paul Gratton - 3,298 ordinary shares of Egg plc
Peter Maynard - 1,410 ordinary shares of Egg plc


12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Robert Rowley - less than 0.002%
Paul Gratton - less than 0.0004%
Peter Maynard - less than 0.0002%


13. Price per share or value of transaction

See Section 8


14. Date and place of transaction

2 February 2006, London


15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Robert Rowley - 44,625 ordinary shares of Prudential plc, less than 0.002% 0 ordinary shares of Egg plc

Paul Gratton - 158,164 ordinary shares of Prudential plc, less than 0.007% 0 ordinary shares of Egg plc

Peter Maynard - 272,382 ordinary shares of Prudential plc, less than 0.02% 0 ordinary shares of Egg plc


16. Date issuer informed of transaction

2 February 2006


If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A


18. Period during which or date on which it can be exercised

N/A


19. Total amount paid (if any) for grant of the option

N/A


20. Description of shares or debentures involved (class and number)

N/A


21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A


22. Total number of shares or debentures over which options held following notification

N/A


23. Any additional information

N/A


24. Name of contact and telephone number for queries

Jennie Webb, Group Secretarial, 020 7548 2027


Name and signature of duly authorised officer of issuer responsible for making notification

Susan Henderson, Deputy Group Secretary, 020 7548 3805


Date of notification

2 February 2006


Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America



END



                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 02 February 2006

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  Susan Henderson

                                              Susan Henderson
                                              Deputy Group Secretary